Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

May 8, 2015

Via EDGAR and FedEx

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RMR Industrials, Inc.
Amendment No. 1 to Form 8-K
Filed April 14, 2015
File No. 000-55402

Dear Mr. Spirgel:

On behalf of RMR Industrials, Inc., a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated April 24, 2015, relating to the Company’s Amendment No. 1 to Form 8-K/A filed on April 14, 2015 (“Amendment No. 1”). The responses below have been numbered to correspond with the comments in your April 24, 2015 letter. We are including a courtesy marked copy of the Company’s Amendment No. 2 to the Form 8-K (“Amendment No. 2”) indicating the changes made thereon from Amendment No. 1 filed with the Commission.

Description of Business

Strategy, page 5

1.            We note your added disclosure in response to comment 7. Please tell us the identity of the other party, your basis for a $19,000,000 valuation of the asset purchase agreement and your plan to finance such an acquisition. If you intend to use debt or equity financing, please explain how this could impact your current financial condition.

Company Response 1:

The Company respectfully informs the Staff that Amendment No. 2 has been revised accordingly. In addition, the Company is filing a confidential request treatment in connection with the identity of the other party.

2.            Please tell us what you mean by “non-binding contracts” and explain how these arrangements provide you an “opportunity to assess purchase interest.” In this regard, please tell us the terms of these arrangements, what types of information, if any, has been shared or exchanged between the company and other parties and whether you or any other parties have signed a non-disclosure agreement to facilitate business discussions and negotiations. To the extent that you have not engaged in such business activities, please revise your disclosure to reflect your current developmental stage status, your limited operating history and financing arrangements, and please delete statements and references to business developments that are aspirational at this point in time.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2015

Company Response 2:

The Company respectfully informs the Staff that Amendment No. 2 has been revised accordingly.

3.            We note your added disclosure highlighting your intent to pursue acquisition targets with “consistent cash flow.” Based upon your current operational and financial capability, please provide us your basis for this assertion.

Company Response 3:

The Company respectfully informs the Staff that it believes its core competencies include identifying underperforming assets and raising investment capital to acquire and develop such assets. The Company’s management team believes that its deep industry relationships can facilitate off-market acquisitions of private assets, including family-owned assets, in the midst of both asset and generational transitions at attractive prices. The principals of the Company have played significant roles in the founding and financing of companies which have raised significant capital in the past three years. Based on the volatile oil market and recent down cycle in the commodities market, the Company believes these acquisition targets can be available to a strategic, prudent and experienced buyer at discounts to replacement costs.

Intellectual Property, page 6

4.            We note your revised disclosure to clarify that RMR IP has not licensed any intellectual property from CSM at the time. Please further revise to confirm whether or not you have exercised your option under the agreement. If so, please describe the material plans and terms of the exercised option.

Company Response 4:

The Company respectfully informs the Staff that Amendment No. 2 has been revised accordingly.

5.            Please confirm that you will file a Form 8-K if and when you enter a license agreement pursuant to the Option Agreement. Please be advised, if you wish to request confidential treatment under Exchange Act Rule 24b-2, you may do so by following the procedures set forth in the Division of Corporation Finance’s Staff Legal Bulletin 1A, available at http://www.sec.gov/interps/legal/slbcf1r.htm.

Company Response 5:

The Company respectfully informs the Staff that it will file a Form 8-K if and when it enters into a license agreement pursuant to the Option Agreement. The Company further confirms that if it does seek confidential treatment under Exchange Act Rule 24b-2 of any portion of the license agreement, it will do so in accordance with the procedures referred to above.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2015

Security Ownership of Certain Beneficial Owners and Management, page 22

6.            Please note that a beneficial owner of a security includes any person who directly or indirectly has or shares voting or investment power. Refer to Rule 13d-3(a) of the Exchange Act. Thus, advise us of Messrs. Dangler and Brownsteins’ ability to control the decisions of RMRH, Inc. Refer to footnotes (3) and (4) on pages 23 and 25. Identify the natural persons who exercise the sole and shares voting and dispositive powers with respect to the shares held by RMRH, Inc. Lastly, please tell us how you calculated the beneficial ownership amounts in the table by reference to Rule 13d-3.

Company Response 6:

The Company respectfully informs the Staff that Amendment No. 2 has been revised to reflect the shared beneficial ownership of Messrs. Dangler and Brownstein in accordance with Rule 13d-3(a) of the Exchange Act.

7.            Please identify the natural person(s) who exercise the sole or shared voting and dispositive powers with respect to the shares held of record by Legado Del Rey, LLC.

Company Response 7:

The Company respectfully informs the Staff that Amendment No. 2 has been revised accordingly.

8.            Please advise us whether any person listed in your beneficial ownership table has the power, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, to direct the voting or disposition of the company’s equity. In addition, please clarify in a footnote the voting interest terms between your Class A and Class B Common Stock shares.

Company Response 8:

The Company respectfully informs the Staff that Principio Management LLC and 77727111, LLC have entered into a voting agreement with respect to their respective ownership of Class A Common Stock. Pursuant to the terms of the voting agreement, each of these shareholders have agreed to vote unanimously on all matters requiring the vote of the shares of Class A Common Stock. A copy of such voting agreement is attached as Exhibit 10.8 to Amendment No. 2.

9.            Please add a column to both beneficial ownership tables showing the total voting power of each person listed.

Company Response 9:

The Company respectfully informs the Staff that Amendment No. 2 has been revised accordingly.

Related Party Transactions, page 29

10.          We note your response and revised disclosure to comment 12. Please add a corresponding risk factor summarizing the details of this arrangement and Industrial Management’s role as a related party. Please explain how this arrangement could impact the company’s financial and operational capability moving forward.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2015

Company Response 10:

The Company respectfully informs the Staff that, in response to the Staff’s comment, Amendment No. 2 has been revised to include the additional risk factor.

Item 9.01 Financial Statements and Exhibits, page 40

11.          Please file your registration rights agreement.

Company Response 11:

The Company respectfully informs the Staff that a copy of the registration rights agreement has been filed as Exhibit 10.7 to Amendment No. 2.

Exhibit 10.2

12.          Please confirm whether Mr. William Vaughn holds any interest in the company or was compensated with shares of the company pursuant to the Option Agreement.

Company Response 12:

The Company respectfully confirms that Mr. William Vaughn does not hold any interest in the Company, nor was Mr. Vaughn compensated with shares of the Company pursuant to our Option Agreement.

Exhibit 99.1

4. Intangible Assets, page 12

13.          We note your response to comment 14. Please clarify your disclosures as follows:

•	How the $30,000 non-refundable fee stipulated in the Option Agreement relates to the $24,375 which you paid to RMR Holdings Inc. per Note 4.
•	Why you reported an investing outflow of $24,375 in the Statements of Cash Flows on page 6, if this amount had been accrued as a liability to a related party in the balance sheet per your response.
•	Why you reported in Note 4 that you obtained an Option Agreement with CSM from RMR Holdings when the Option Agreement on Exhibit 10.2 listed RMR IP and CSM as counterparties to the Option Agreement.
•	How the August 25, 2014 Option Agreement date relates to the October 15, 2014 date cited in Note 4.

Company Response 13:

The Company respectfully informs the Staff that Exhibit 99.1 to Amendment No. 2 has been revised accordingly.

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2015

7. Subsequent Events, page 13

14.          We note your response to comment 15 and your revised disclosure. Additionally, per the Agreement with IM in Exhibit 10.1, please disclose:

•	that the preferred stock consideration will be “callable for cash for a period of six months following the date of issuance; provided, however, that if called, IM shall have the option to convert the called Preferred Stock into either the Company’s Class A Common Stock or Class B Common Stock (as applicable) at a conversion price equal to sixty-six and two thirds percent of the Market Price for the applicable Class B Common Stock on the business day immediately preceding the date of Preferred Stock issuance, and will include a Blocker Provision (as defined); and
•	the significant terms of the Registration Rights Agreement.

Company Response 14:

The Company respectfully informs the Staff that Amendment No. 2 has been revised accordingly.

15.          Further state in the second paragraph that the transaction is among entities under common control.

Company Response 15:

The Company respectfully informs the Staff that Amendment No. 2 has been revised accordingly.

***

We hope that the foregoing addresses all of the Staff’s comments. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee

Mark C Lee
Shareholder

Securities and Exchange Commission

Division of Corporation Finance

May 8, 2015

ACKNOWLEDGEMENT

In connection with RMR Industrials, Inc.’s (the “Company”) letter dated May 8, 2015,

addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RMR INDUSTRIALS, INC.

/s/ Gregory M. Dangler
Gregory M. Dangler
President